Canabo Medical Inc.

Formerly Four Rivers Ventures Ltd.

Annual Information Form

For the year ended October 31, 2016

Issued December 18, 2017

Canabo Medical Inc.
Annual Information Form

1.0	PRELIMINARY INFORMATION

In this Annual Information Form (“AIF”), Canabo Medical Inc., together with its subsidiaries, as the context requires, is referred to as “Canabo”, the "Company" or the “Issuer”. All information contained herein is as at December 18, 2017, unless otherwise stated.

1.1	Financial Statements and Other Documents Incorporated by Reference

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the year ended October 31, 2016 and the Company’s consolidated financial statements and management’s discussion and analysis for the 9 months ended July 31, 2017. The financial statements and management's discussion and analysis are available under the Company's profile on the SEDAR website at www.sedar.com . All financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

1.2	Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

1.3	Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this AIF (and the other disclosure documentation of Canabo such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Business of the Corporation – Risk Factors” herein and include unanticipated and/or unusual events. Most of such factors are beyond Canabo’s ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Canabo disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

2.0	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

Canabo’s head office is located at Suite 280, 1090 West Georgia Street, Vancouver, BC V6E 3V7 and the registered office is located at suite 1750 - 1185 West Georgia Street, Vancouver BC V6E 4E6. The address of the Corporation’s principal place of business is Suite 407, 1 Eglinton Avenue East, Toronto, ON, and the Company’sCorporate offices are located at Suite 2008 - 1969 Upper Water Street, Halifax, Nova Scotia.

Canabo Medical Inc. (the “Company”), formerly Four River Ventures Ltd. (“Four River”), was incorporated pursuant to the British Columbia Business Corporations Act on February 2, 2007. On November 9, 2016, the Company acquired Canabo Medical Corporation (“Canabo Corp.” or the “Corporation”) through a reverse acquisition Transaction. The historical operations, assets and liabilities of Canabo Corp. are included as the comparative figures as at October 31, 2016, which is deemed to be the continuing entity for financial reporting purposes.

Canabo Medical Inc.
Annual Information Form

The Company acquired Canabo Corp., a private Canadian corporation, under a Plan of Arrangement. Canabo Corp. operates through its wholly owned subsidiary, 2412550 Ontario Inc., DBA the Cannabinoid Medical Clinic (“CMC”) a private corporation existing under the laws of Ontario and incorporated on March 27, 2014. CMC is engaged in the provision of medical services and products for patients suffering from chronic pain and disabling illnesses through health clinics operated by qualified health care practitioners.

2.2	Inter-corporate Relationships

The following chart describes the relationship amongst Canabo and its material subsidiaries, including the percentage of voting securities of the subsidiary owned by Canabo:

3.0	BUSINESS OF THE CORPORATION

The principal business carried on by Canabo is the provision of medical services and (non-cannabinoid) products for patients suffering from chronic pain and disabling illnesses through health clinics operated by qualified health care practitioners, independent medical marijuana evaluations for employers and insurers, and medical marijuana scientific research (the “Business”). Canabo’s first Clinic was located in Toronto, Ontario, there is now a total of twenty two clinics and partner clinics nation-wide in Canada. Canabo is at the forefront of patient care in the field of prescription cannabinoids and medical marijuana. The Company is dedicated to helping patients find effective alternate and adjunct treatments for their ailments through the use of medical marijuana and cannabinoid products, educating patients, physicians and the community and advancing research in the field of medical marijuana and synthetic cannabinoids.

3.1	Three-Year History

Medical Marijuana

In June 2013, the Government of Canada modified the laws in Canada surrounding the production and distribution of medical marijuana, and in doing so created a free market in medical marijuana production through Licensed Producers (“LP or LP’s”) and a need for specialized health care. Revised legislation effective April 1, 2014 (the Marihuana for Medical Purposes Regulations, or “MMPR”, promulgated under section 55(1) of the Controlled Drugs and Substances Act), subsequently replaced by the Access to Cannabis for Medical Purposes Regulations – Canada or “ACMPR” effective August 26, 2016, states that legal sources to obtain medical marijuana in Canada are from a Licensed Producer approved by Health Canada after receiving a medical document (as defined under the MMPR) from a health care practitioner, or from a health care practitioner in the course of treatment of a medical condition. As of December 18, 2017, there are approximately 72 federally licensed LP’s in Canada. Medical marijuana use is estimated to grow considerably in Canada (Source: Health Canada, List of Authorized Licensed Producers under the Marihuana for Medicinal Purposes Regulations). Long-term estimates show market growth from current levels of about 37,000 users to over 433,638 users by 2024, a growth factor of 11.72 times over the next ten years (Source:Globe and Mail, “By the Numbers: Canada’s Medical Marijuana Use”, October 3, 2013).

Canabo Medical Inc.
Annual Information Form

Canabo Corp. was incorporated pursuant to the Canada Business Corporations Act on March 19, 2014 under the name 8824479 Canada Inc. The Company opened its first clinic on July 14, 2014 in Toronto, Ontario. Toronto is a prime location to start a referral-based marijuana clinic in Ontario given its robust public transport and referral capability. Canabo Corp. changed its name to Canabo Medical Corporation on September 17, 2014. Canabo Medical Corporation was extra-provincially registered in Ontario on October 29, 2014. By special resolution of its shareholders dated August 27, 2015, Canabo consolidated its issued shares on the basis of two old common shares issued being consolidated into one new common share.

Canabo Medical Corporation. operates through its wholly owned subsidiary, 2412550 Ontario Inc., DBA the Cannabinoid Medical Clinic (“CMC”), a private corporation existing under the laws of Ontario and incorporated on March 27, 2014. The CMC was extra-provincially registered in Nova Scotia on October 30, 2014, in Newfoundland on February 18, 2016, in Alberta on February 16, 2016, in Manitoba on March 22, 2016 in Saskatchewan on April 11, 2016, in New Brunswick on September 21, 2016 and in British Columbia on April 18, 2017.

New clinics have been added to the CMC Clinic operation under a combination of full-time clinics operated solely by CMC Clinic, and clinic operations begun under a strategic alliance with Aviva Medical Inc. and Peak Pulmonary Consulting Inc. Aviva and Peak have existing clinical operations (operating clinics with non-MMJ medical specialties). The CMC Clinic-Partner strategic alliance provides the Company with the opportunity to open clinics in Aviva and Peak locations on a part-time basis sharing operating facilities taking advantage of lower capital and start-up costs.

Issued and outstanding common stock:

In March 2016, the Company issued 1,100,000 common shares at a price of $0.25 per share and in April 2016 the Company issued 625,000 common shares at a price of $0.40 per share.

On September 23, 2016, the Company completed a private placement financing, issuing 6,915,000 common shares at a price of $0.50 per share for gross proceeds of $3,457,500. The Company also issued broker’s warrants to acquire 545,000 common shares at an exercise price of $0.50 for two years with a fair value of $180,831. The fair value of the brokers’ warrants has also been recorded as a share issue cost.

During the year ended October 31, 2015, the Company entered into agreements with certain service providers including lead physician and a physician recruitment agency. As part of these agreements, the Company made commitments to issue 370,000 common shares. During the year ended October 31, 2015, the obligation to issue these shares was recorded as contributed surplus at the prevailing price of $0.25 per share resulting in additional accrued expenses of $92,500. Upon issuance in the year ended October 31, 2016, this amount has been transferred from contributed surplus to share capital.

The Company issued 100,000 to the President/CEO of the Company with a fair value of $40,000 pursuant to the employment agreement and 113,200 common shares with a fair value of $42,550 at the prevailing price for services received from certain lead physicians contracts.

On November 9, 2016, as a result of the reverse acquisition transaction, the Company acquired all of the issued and outstanding common shares of Canabo Corp. in exchange for 27,546,900 common shares of the Company.

Canabo Medical Inc.
Annual Information Form

The Company has estimated the fair value of its 2,536,411 common shares deemed to be issued on the reverse acquisition transaction as $1,268,206 based on the recent private placement completed by Canabo Corp. The price of the shares was $0.50 per share.

On December 22, 2016, the Company completed a brokered private placement with Aphria Inc. (TSX-V: APH) issuing 6,000,000 common shares at a price of $1.40 per share for gross proceeds of $8,400,000. The Company paid a finder’s fee of $420,000 and incurred other share issuance costs of $67,010.

During the quarter ended April 30, 2017 the Company issued 1,537,500 common shares for the exercise of warrants for gross proceeds of $230,625 and the fair value of $552,230 for warrants deemed to be issued in the RTO Transaction described below.

During the quarter ended April 30, 2017 the company issued 340,000 common shares for the exercise of warrants for gross proceeds of $170,000 and the fair value of $112,812 for warrants deemed to be issued for the exchange of Canabo Corp. warrants in the RTO transaction.

During the quarter ended July 31, 2017 the company issued 1,650 common shares for the exercise of warrants for gross proceeds of $825 and the fair value of $547 for warrants deemed to be issued for the exchange of Canabo Corp. warrants in the RTO transaction.

Plan of Arrangement – Reverse Takeover Transaction

By a restated share exchange and investment agreement dated July 20, 2015 (the “Restated Agreement”) among Canabo, CMC and its Founding Shareholders, Canabo acquired all of the issued and outstanding shares of CMC (the “CMC Acquisition”). At all relevant times leading up to the Restated Agreement, Canabo and the Founding Shareholders dealt with each other on an arm’s length basis.

Pursuant to the terms of the Restated Agreement, Canabo acquired all of the issued and outstanding shares of CMC in exchange for the issuance of 1,500,000 (post-consolidation) common shares of Canabo to the Founding Shareholders upon completion of the CMC Acquisition and the payment of $499,214 (the “Cash Payment”) on behalf of CMC. The Founding Shareholders were also paid a performance bonus of $60,000 upon completion of the RTO Transaction and listing on the Exchange.

On August 8, 2016, the Company entered into a letter of intent, as amended, relating to the acquisition of Canabo Medical Corporation (“Canabo Corp.”), a private corporation existing under the laws of Canada. The principal business carried on by Canabo Corp. and intended to be carried on by the Company is the operation of medical clinics for evaluating the suitability of, prescribing and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses.

On September 30, 2016, the Company and Canabo Corp. entered into a Securities Exchange Agreement and on October 6, 2016 entered into an Arrangement Agreement setting out a Plan of Arrangement under which the proposed transaction would be completed. Under the terms of the Plan of Arrangement, the Company acquired all of the issued and outstanding common shares and common share purchase warrants of Canabo based on a one for one exchange ratio (the “Transaction”).

Concurrent with the closing of the Transaction, the Company completed a share consolidation on the basis of two old common shares for one new common share. On November 9, 2016, the Company and Canabo Corp. completed a Plan of Arrangement whereby the Company acquired all of the outstanding common shares of Canabo Corp. by the issuance of 27,546,900 common shares and 545,000 common share purchase warrants of the Company, to all of the security holders of Canabo Corp. Upon completion of this Transaction, the Company changed its name to Canabo Medical Inc.

Canabo Medical Inc.
Annual Information Form

The transaction was subject to due diligence by both parties, as well as regulatory and shareholder approvals. The Boards of Directors of the Company and Canabo Corp. each unanimously approved the terms of the Transaction. Upon closing, Canabo Corp. security holders held approximately 91.6% of the outstanding shares of the Company. In substance, the Transaction involves Canabo Corp. shareholders obtaining control of the Company and accordingly the Transaction was considered to be a reverse takeover transaction (“RTO”) withCanabo Corp acquiring the Company. The Company adopted a financial year end of October 31 as a result of the closing of the Transaction

Significant Corporate Achievements

Canabo currently employees more than 50 clinical and administrative staff in it’s nationwide network of 22 clinics partner clinics, patient support centre (call centre) and corporate offices.. The company has grown its database to more than 25,000 patients and signed partnership agreements greatly expanding access to patients in key market areas of Alberta and Southern Ontario. There are currently 75 physicians trained under Canabo’s proprietary program and more than 850 referring physicians have been introduced to the program through Continuing Medical Education sessions. The Company has seen significant growth in revenue, its medical consultation revenues are up 82% and research revenue is up over 150% for the first nine months of fiscal 2017 over the same period for fiscal 2016. A new revenue stream has also been opened up for Independent Medical Evaluations under an agreement with Rapid Interactive Disability Management. Canabo has confirmed its commitment to research by releasing a milestone study on benzodiazepine use, showing a marked drop in use among Canadian patients using medical marijuana treatments, entering into an agreement with Terra Life Sciences Inc. to develop condition specific treatment and by signing an agreement with Tilray Canada Ltd to proceed with an ethics approved study on the effect of opioid use and quality of life in chronic pain patients prescribed medical cannabis.

Canabo’s database of over 25,000 patients will assist in the advancement of research for the benefit of insurers, medical practitioners, clinical researchers and the pharmaceutical industry. Canabo’s dataset includes a full medical profile of each patient, cannabinoid consumption, and efficacy following the start of treatment. This data will build a long-term view of how medical marijuana is helping patients over time by condition, medication usage, and on many other fronts.

Research and Development

During fiscal 2017 Canabo authoured a retrospective study that connected doctor-supervised medical cannabis treatments to a sharp drop in benzodiazepine reliance among Canadian patients. The research revealed that 40 % of patients who were prescribed medical cannabis to treat pain and anxiety eliminated the use of benzodiazepines within 90 days. That percentage increased to 45% within a year of cannabis treatment. In Canada, 10 % of the general population use benzodiazepines daily, with common side-effects such as sedation, dizziness, drowsiness, unsteadiness, headache and memory impairment. Long-term benzodiazepine use is also associated with complications including problems with concentration, tolerance, addiction and overdose.

In May of 2017, Canabo entered into a collaborative agreement (“Agreement”) with Terra Life Sciences Inc. (“Terra Life”) of Calgary, Alberta to jointly work on the R&D and clinical application of cannabinoid-based treatments targeted to specific conditions. The intended outcome of the agreement will be to develop new cannabinoid-based formulations to target specific medical conditions and illnesses such as chronic pain or anxiety. In addition, the agreement specifies both parties will conduct joint medical research and testing, and share future revenues from any new medical formulations and IP developed.

Terra Life is a holding company of a subsidiary operating as Olds SoftGels Inc. The Terra Life group owns and operates two pharma-grade facilities with capabilities to manufacture pharmaceuticals, over the counter (“OTC”) and premium grade nutraceuticals. Terra Life currently manufactures over 100 different products and has a manufacturing capacity of over 2.5 billion softgels per year, with access to an R&D department that includes eight PhDs on staff. These facilities are licensed by Health Canada and are fully GMP compliant.

Canabo Medical Inc.
Annual Information Form

Key aspects of the Agreement include both companies working jointly to identify, develop and conduct medical research on new cannabinoid formulations designed to assist patients with specific conditions such as pain management and anxiety. The Agreement also provides for revenue sharing on any licensing revenues resulting from any newly developed products.

In August of 2017, Canabo received approval for a grant from Tilray Canada Ltd to study “The effect on opioid use and quality of life in chronic pain patients prescribed medical cannabis”. The study has received ethics approval through Acadia University in Wolfville Nova Scotia and will examine whether the use of opioids among patients experiencing chronic pain increase or decrease following the prescription of medical cannabis. Further, using medically-validated measures of other health outcomes such as ability to participate in daily activities, does the prescription of medical cannabis among chronic patients illustrate any changes in patient health or quality of life, and does this interact with opioid usages in any way.

Description of Operations

The principal business carried on and intended to be carried on by Canabo is the provision of medical services and non-cannabinoid products for patients suffering from chronic pain and disabling illnesses through health clinics operated by qualified health care practitioners, independent medical marijuana evaluations and medical marijuana scientific research. Currently, the Company operates twelve clinics in and ten partner clinics in Ontario and Alberta for a total of nineteen locations nation-wide. The ACMPR requires that medical marijuana must be prescribed by a health care practitioner.

The main components of Canabo’s business operations are:

Cannabinoid Therapy

Each CMC clinic is staffed by qualified health practitioners legally permitted to prescribe medicinal marijuana for pain therapy or the treatment of disabling illnesses. Canabo has developed specialized training programs for physicians and cannabinoid educators. All new physicians and cannabinoid educators joining a Canabo practice complete training specifically related to assessment and treatment and use of cannabinoid therapies. Both the physician training and educator training programs developed by Canabo are proprietary to Canabo.

Cannabinoid Education

All patients referred to Canabo are fully assessed and their medical history reviewed prior to their visit to a CMC clinic. Following consultation with a internally-trained physician, patients selected for herbal cannabis products receive an introductory cannabinoid education session with one of CMC’s trained cannabinoid educators. These sessions help patients navigate the new medical marijuana regulatory system, providing patient education with respect to treatment with cannabinoids and medical marijuana generally, the different cannabis strains and cannabinoid profiles, and how to access medical cannabis from a Licensed Producer. Each clinic provides Cannabinoid Educators (“CE”), who consult with patients to determine the proper treatment for his/her ailments using medical cannabis based on the medical documentation as prepared by the physician. The clinics have an exhaustive training manual for cannabinoid educators developed by the physician team. The CE role is filled by health care workers, who work closely with the consulting physician and act as a resource for the patients after the initial assessment. Despite the growing number of medical marijuana users in Canada, there remains a lack of research available to general practitioners concerning the various strains of marijuana, the efficacy of options, and the long-term impact of treatments.

Canabo Medical Inc.
Annual Information Form

Independent Medical Marijuana Evaluations

By a Medical Assessment Strategic Alliance Agreement dated September 15, 2016 between CMC and Rapid Interactive Disability Management Ltd. (“RIDM”), CMC became the exclusive supplier within Canada of medical marijuana independent evaluations to RIDM.

Data Collection & Clinical Research

Canabo conducts clinical-based data collection, research and eventual clinical research on the efficacy of cannabinoid treatment. Completion of data input is an ongoing request for every patient of the clinic. Custom data collection modules are currently in use at the operating CMC clinics to monitor trends and effectiveness of products. Patient confidentiality is maintained utilizing standard clinical research practices.

Ongoing Education

Canabo conducts ongoing educational programs with the general practitioners and physician community. Canabo’s practicing physicians partake on a continuing basis in conferences, speaking opportunities, and medical professional development opportunities with the goals of increasing the awareness and understanding of cannabinoid treatment programs and efficacy, and increasing patient referrals.

3.2	Risk Factors

Risks Inherent in the Nature of the Health Clinic Industry

Changes in operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct Canabo’s business, changes in health care laws and governmental regulations and various other factors may significantly impact the ability of Canabo to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate its clinics, regardless of whether Canabo is generating revenue.

Competition

The medicinal marijuana industry is intensely competitive and Canabo competes with other companies that may have greater financial resources and technical facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient servicing under the new regulatory regime in seeking patients that purchase medicinal marijuana. It is possible that other third parties could also establish their own medical clinics that are similar to Canabo’s.

An increase in competition for cannabis and cannabinoid products may decrease prices and result in lower profits to the Licensed Producers. This increases the risk that Licensed Producers would not have funding available to purchase the research data Canabo will have available.

Development Risks

Future development of Canabo’s business may not yield expected returns and may strain management resources. Development of Canabo’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments.

Canabo Medical Inc.
Annual Information Form

Uninsurable Risks

Canabo carries comprehensive general liability, fire and flood insurance with policy specifications, limits and deductibles for its CMClinics. It is possible that, in the future, Canabo will not be able to obtain clinic insurance for these types of risks at reasonably economic rates, or at all. In the course of developing Canabo’s business, certain risks, and in particular, medical malpractice or product liability suits, may occur. It is not always possible to fully insure against such risks and Canabo may decide not to take out insurance against some or all of such risks as a result of high premiums or other reasons. Even a partially uninsured claim of significant size, if successful, could materially adversely affect Canabo’s business, financial condition, results of operations and liquidity and result in increasing costs and a decline in the value of the securities of Canabo. However, even if Canabo successfully defends against any such claim, it could be forced to spend a substantial amount of money in litigation expenses, management could be required to spend valuable time in the defense against these claims and Canabo’s reputation could suffer, any of which could adversely affect results of its operations.

Government Regulations, Permits and Licenses

Canabo’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Canabo intends to fully comply with all governmental laws and regulations. The LP’s that provide medical marijuana to Canabo’s patients will be subject to various federal, provincial and municipal laws relating to the ACMPR in Canada. While there are currently no indications that Canabo will require approval by Health Canada under the new program, such approvals may ultimately be required. There can be no assurance, however, that all permits which Canabo may require for its operations and activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on Canabo’s business.

The current or future operations of Canabo are and will be governed by laws and regulations governing the health care industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on Canabo and cause increases in capital expenditures or costs, or reduction in levels of its medical services.

The government of Canada proposes to legalize recreational marijuana in 2018 and there can be no assurance that such laws and regulations would not have an adverse effect on Canabo’s business. It is expected that pending legislation relating to recreational marijuana will include introducing regulation governing taxation, sales and distribution of the product on a large scale and will significantly alter availability and demand for recreational marijuana. There can be no assurances that availability of recreational marijuana will not reduce the demand for medical marijuana, that recreational distributors may also become distributors of medical marijuana, or that the significant industry effect of new corporate entrants into the marijuana industry (some of which could have significantly more capital, distribution and marketing resources than Canabo), may have an adverse effect of Canabo’s business.

Non-referrals

Physicians may not refer patients to Canabo’s clinics. In addition, as the market grows and general practitioners become more comfortable and knowledgeable about the medical marijuana industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.

Provincial Health Care Funding

All patients seen at Canabo clinics have been referred by other physicians. As such, the patient interaction with the consulting Canabo physician is eligible to be reimbursed by Provincial Health Departments. Revenues for the consulting physician vary by consulting physician specialty (i.e. family practitioner, internist, anesthesiologist, etc.) within each province and the revenue schemes vary between provinces. Revenues generated by physician engagement (scope of exam and assessment) and physician specialty are subject to change by each provincial Health Department. Changes to any province’s consulting physician reimbursement model may adversely affect Canabo’s ability to recruit or retain consulting physicians or Canabo’s business model.

Canabo Medical Inc.
Annual Information Form

Federal Court Ruling

On March 21, 2014, the Federal Court of Canada issued an order for injunctive relief in response to a motion brought by four individuals (the “Applicants”). As a result of the Court’s injunction, the persons who were previously authorized to possess and grow marijuana under the old Marihuana Medical Access Regulations (MMAR), who meet the terms of the Court order, were able to continue to do so on an interim basis, until the Court issues a final decision on the merits of the case. On February 24, 2016, the Federal Court of Canada issued reasons for judgement that the Canadian Marihuana for Medicinal Purposes Regulations, as amended (the “MMPR”) was unconstitutional and invalid in that the MMPR does not provide Canadians with reasonable access to Marihuana for Medical Purposes and that implementation of this decision was suspended until August 24, 2016 to allow sufficient time for the Federal government to enact new regulations. On August 24, 2016, the ACMPR were made effective. Pursuant to the ACMPR, an individual is eligible to produce cannabis for their own medical purposes as a registered person or to have it produced for them by a designated person. Canabo expects that the immediate probable effect of the Court’s decision could be a lower number of existing MMAR patients than may have otherwise been anticipated seeking physician referrals or registering with Canabo for its clinical services, as some potential patients may choose to self-medicate and continue to grow their own marijuana without a prescription, as they have been doing under the MMAR.

Complications with Research Data

The research data collected by Canabo will be an integral part of its business for the production of research based reports. If there are issues with the data’s integrity or security, the data and research based reports could be considered ineffective or unreliable.

Early Stage of the Industry and Growth

The Canadian medical marijuana industry is in a nascent stage, only having been granted license to generate revenue from cannabis products and services since April 1, 2014. The change in federal legislation from the MMPR to the ACMPR could have an adverse impact on a LP’s ability to successfully market its strains.

The industry in which Canabo plans to operate may also be subject to rapid and sustained growth and development.A variety of competitors and companies consulting on the use of cannabis may impact Canabo’s ability to attract and retain staff, physicians or sufficient patients to support our business objectives.

Plans for Growth

Canabo plans to grow rapidly and significantly expand its operations. This growth will place a significant strain on management systems and resources. Canabo will not be able to implement our business strategy in a rapidly evolving market without an effective planning and management process. To date, Canabo has implemented some managerial, informational, operational and financial systems and controls, however, there can be assurance these systems and controls will be adequate. Canabo may be required to manage multiple relationships with various strategic partners, users, advertisers and other third parties. These requirements will be strained in the event of rapid growth, or a large increase in the number of third party relationships Canabo has, as its systems, procedures or controls may not be adequate to support increased operations and management may be unable to manage growth effectively. To manage the planned growth, Canabo will be required to significantly improve or replace existing managerial, informational, financial and operational systems, procedures and controls, and to expand, train and manage its intended growing base of personnel. Canabo may also be required to expand its finance, administrative and operations staff. Canabo may be unable to complete in a timely manner the improvements to its systems, procedures and controls necessary to support future operations, management may be unable to hire, train, retain, motivate and manage required personnel and management may be unable to successfully identify, manage and exploit existing and potential market opportunities.

Canabo Medical Inc.
Annual Information Form

Global Economic, Political and Social Conditions

Canabo is subject to global economic, political and social conditions that may cause patients to delay or reduce medical treatments due to economic downturns, unemployment, volatility in the costs of energy and other consumer goods, geopolitical uncertainties and other macroeconomic factors affecting spending behavior.

Canabo faces risks that may arise from financial difficulties experienced by suppliers or customers/clients, including:

•	The risk that customers/clients may face financial difficulties or may become insolvent, which could lead to an inability to obtain payment of accounts receivable that those patients may owe;
•	The risk that key suppliers of medical marijuana may face financial difficulties or may become insolvent, which could lead to disruption of the supply cannabis products; and
•	The inability of customers/clients and/or suppliers to obtain credit financing to finance purchases of products and raw materials used to grow or build those products.

Should any of these risks occur, then they could have a material adverse effect on Canabo and its prospects.

Management

The success of Canabo is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on Canabo’s business and prospects. There is no assurance Canabo can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on Canabo, its business and its prospects.

Key Person Insurance

Canabo does not maintain key person insurance on any of its officers and as a result Canabo would bear the full loss and expense of hiring and replacing any officer in the event the loss of any such persons by their resignation, retirement, incapacity or death, as well as any loss of business opportunity or other costs suffered by Canabo from such loss of any officer.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends generally, notwithstanding any potential success of Canabo in creating revenues, cash flows or earnings.

An active public market for the common shares might not develop or be sustained upon completion of the Transaction. If an active public market for the common shares does not develop, the liquidity of a shareholder’s investment may be limited.

Canabo Medical Inc.
Annual Information Form

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with Canabo and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Canada Business Corporations Act (CBCA) which provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the CBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the CBCA.

Financing Risks

Canabo has no history of significant earnings and, due to the nature of its business, there can be no assurance that Canabo will be profitable. Canabo has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to Canabo is through the sale of its equity shares and operational revenues. Even if the net revenues of the business are encouraging, Canabo may not have sufficient funds for future expansion of the business that may be necessary to remain competitive in the market. While Canabo may generate additional working capital through further equity offerings or through operational revenues, there is no assurance that any such funds will be available on terms acceptable to Canabo, or at all. If available, future equity financing may result in substantial dilution to shareholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of common shares which may be issued by the Board of Directors without further action or approval of its shareholders. While the Board of Directors is required to fulfil its fiduciary obligations in connection with the issuance of such common shares, common shares may be issued in transactions with which not all shareholders agree and the issuance of such common shares will cause dilution to the ownership interests of shareholders.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, Canabo is subject to counterparty risk and liquidity risk. Canabo is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold Canabo’s cash; (ii) through companies that have payables to Canabo; and (iii) through Canabo’s insurance providers. Canabo is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Canabo to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Canabo. If these increased levels of volatility and market turmoil continue, Canabo’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

4.0	DIVIDENDS

The Company has not paid cash dividends on its common shares and the Company does not anticipate paying any cash dividends until its financial position and earnings so permit. For the foreseeable future, Canabo’s cash resources will be used to expand clinical operations and fund ongoing activities.

Canabo Medical Inc.
Annual Information Form

5.0	CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares. At the date hereof, a total of 37,962,461 common shares are issued and outstanding.

5.1	Common Shares

Each common share carries one vote at all meetings of shareholders, participates ratably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available for distribution to holders of common shares in the event of the liquidation, dissolution or winding-up of the Company.

All of the common shares outstanding are fully paid and non-assessable.

6.0	MARKET FOR SECURITIES

The Company’s common shares were listed and posted for trading on the TSX-V under the symbol “CMM” starting in November of 2016 as described under the corporate structure section.

The price ranges and trading volumes of the Company’s common shares traded on the TSX-V beginning November 9, 2016 and ending December 15, 2017 were as follows:

Month	High $	Low $	Volume
November, 2016	1.280	0.600	4,768,284
December, 2016	1.250	0.810	11,449,584
January, 2017	0.930	0.660	4,808,558
February, 2017	0.920	0.690	3,991,001
March, 2017	0.890	0.650	5,071,203
April, 2017	0.880	0.700	4,377,139
May, 2017	0.750	0.385	17,840,275
June, 2017	0.495	0.340	6,145,710
July, 2017	0.475	0.390	1,228,623
August, 2017	0.400	0.350	1,052,861
September, 2017	0.385	0.290	1,658,402
October, 2017	0.485	0.330	6,160,134
November, 2017	0.750	0.390	17,765,569
December, 2017	0.700	0.550	4,568,416

7.0	ESCROWED SECURITIES

As a result of the Transaction on November 9, 2016, there were 13,765,500 common shares subject to a Tier 2 Value Escrow Agreement. There was an initial release of 1,376,550 (10%) of the escrowed securities a further release of 2,064,825 shares on May 9, 2017 (15%) and a further release of 2,064,825 shares on November 9, 2017 (15%). The remaining 8,259,300 shares will be released at a rate of 2,064,825 (15%) every six months thereafter.

Canabo Medical Inc.
Annual Information Form

At the date hereof, a total of 8,259,300 common shares are held in trust. Computershare Trust Company of Canada is the escrow agent.

Share Class	Securities Held in Escrow	Percentage of Class
Common	8,259,300	21.75%

8.0	DIRECTORS AND OFFICERS

The following table sets forth the names and residences of the directors and officers of the Company, their position with the Company and their principal occupation for the past five years:

Name, Residence and Position With the Company	Principal Occupation for the past five years	Director or Officer Since
A Neil Smith (1)(2) Nova Scotia, Canada Executive Chairman and Director	Physician, Surgeon, Founder and Principal of a sleep apnea company with 14 clinic locations in Atlantic Canada	November 2016
Ian M Klassen (1)(2) British Columbia, Canada Director	President, CEO of Grand Portage Resources Ltd, President & CEO of GMV Minerals Inc. and President & CEO of sXeBlock Technology Corp.	November 2016
Alistair MacLennan (1)(2) British Columbia, Canada Director	Entrepreneur, Chairman of Helijet International Inc., director of GMV Minerals Inc. and director of Grande Portage Resources Ltd.	November 2016
Danial Schecter (2) Ontario, Canada Director	Physician, Executive Medical Director of the company, Co-Founder and Director of Canabo Medical Corporation	November 2016
John Philpott Nova Scotia, Canada President & CEO	President & CEO of the company, founder and CEO of CanAm Physician Recruiting. An Engineer by trade working in Canada & abroad	February 2017
Garry Stewart Nova Scotia, Canada Chief Financial Officer	CFO of the company. Former Vice President and CFO of TAR Investments and holds FCPA, FCMA designations	May 2017

(1)	Member of the Company’s Audit Committee
(2)	Member of the Company’s Compensation Committee

Each director is elected to hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed.

As of the date of this report, the Company’s directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,196,472 common shares, representing 8.42% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company, as a group, hold incentive stock options for the purchase of an aggregate of 1,850,000 common shares of the Company, which are exercisable between $0.45 and $0.90 per common share and expire between November 25, 2021 and October 4, 2022 as well as 50,000 share purchase warrants, exercisable into common shares of the Company at $0.50 per share, expiring September 23, 2018.

Canabo Medical Inc.
Annual Information Form

Corporate Cease Trade Orders of Bankruptcies

To the knowledge of the Company, no director or executive officer of the Corporation is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity,

a)	was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days;

b)

was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days; or

c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

In so far as certain directors and officers of Canabo also serve as directors and/or officers of other similar companies, it is possible that certain opportunities may be offered to both Canabo and to such other companies, and further that those companies may participate in the same opportunities in which Canabo has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of Canabo and to exercise the care, due diligence and skill of a reasonably prudent person.

9.0	INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Description of Transactions	9 Months July 31, 2017	Fiscal 2016
Management Consulting Fees & Salaries	$209,476	$51,728
Directors Fees	$13,500	$-
Doctor Commissions	$ 91,005	$135,902

10.0	TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., 1500 Robert Bourassa Boulevard, 7th Floor Montreal, QE H3A 3S8 acts Canabo’s transfer agent and registrar.

11.0	MATERIAL CONTRACTS

Contractor	Type	Start Date	Duration
Numus Financial Inc.	Administrative Services	June 1, 2016	Open
Peak Pulmonary Consulting Inc.	Patient Operating Agreement	December 2, 2016	Earlier of 5 years or 20,000 new Patients
Aviva Medical Inc.	Patient Operating Agreement	May 3, 2017	Earlier of 3 years or 10,000 new Patients

Canabo Medical Inc.
Annual Information Form

Numus Financial Inc.

On June 1, 2016 the Company entered into a Management Services Agreement to provide management consulting and general administrative support services for Canabo and its related companies. The agreement will continue to run for a minimum of 18 months from the date the company received a listing on a Canadian stock exchange, being November 9, 2016 after which time either party may cancel the agreement with 90 days written notice. The company agrees to pay a monthly fee of $25,000.

Peak Pulmonary Consulting Inc.

In December of 2016 the Company signed a 20,000 Patient Operating Agreement in Alberta with Peak Pulmonary Consulting Inc. (Peak Medical Group). The Peak Medical Group will provide medical marijuana treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Pinnacle Medical Centers currently provide medical services to over 55,000 patients in Alberta.

Under the terms of the agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under Canabo medical marijuana assessment, prescribing, educational procedures and protocols. Training for up to 60 Peak Medical Group physicians and educators in Canabo’s proprietary training protocols will begin immediately. All resulting patients under this agreement will also be enrolled in Canabo’s medical data collection program.

Operational services will be provided by Peak Medical Group under the terms of a share exchange agreement (“Peak SEA”) with Canabo. Under the terms of the Peak SEA, Canabo will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed assessing a minimum of 20,000 patients under Canabo’s medical marijuana protocols; or five years from the date of the Peak SEA. At closing, based on a 8-day VWAP for the period immediately preceding the execution of the LOI, Canabo will issue up to approximately 1,869,000 common shares (up to 6.4% of the issued and outstanding shares of Canabo), representing up to a maximum deemed value of $1,600,000 in Canabo shares. Any shares issued under the Peak SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the Peak SEA and TSX-V approval.

Aviva Medical Inc.

On May 3, 2017 Canabo signed a letter of intent (“LOI”) with Aviva Medical Ltd. (“Aviva Medical”, formerly, Medica One Ltd.) to enter into a share exchange agreement (“Aviva SEA”). The Aviva SEA will replace a previous agreement that covered the operations of CMClinics in Hamilton, Stoney Creek and Burlington. Aviva Medical will operate five existing medical marijuana CMClinics in Ontario. Aviva Medical currently operates clinics in Hamilton, Stoney Creek, Burlington, and will assume operations of Canabo’s Barrie and St. Catharine’s clinics. It is proposed that Aviva Medical will open four new CMClinics Oakville, Niagara Falls, Peterborough and Etobicoke operating a total of nine CMClinics in Ontario.

Patients at all new and existing Aviva Medical operated CMClinics will be seen under Canabo’s trained procedures, protocols, standards and research programs. All patients will also be enrolled in Canabo’s medical data collection program.

Operational services will be provided by Aviva Medical under the terms of the SEA with Canabo. Pursuant to the Aviva SEA, Canabo will acquire all issued and outstanding shares of an Ontario corporation (“NewCo”) to be incorporated by Aviva Medical for the operations of the CMClinics. Aviva Medical will exchange all NewCo shares for common shares of Canabo Medical Inc. The number of exchanged Canabo shares, up to a maximum of 1,742,160 common shares, will be calculated under a formula at closing depending on the number of new patients, based on the 5-day volume weighted average price of $0.6888 per share, up to 15,000 new patients (subject to a minimum of 10,000 new patients) being achieved within the next three years. Any Canabo shares issued under the Aviva SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the Aviva SEA and TSX Venture Exchange approval.

Canabo Medical Inc.
Annual Information Form

12.0	AUDIT COMMITTEE AND RELATED INFORMATION

The responsibilities and duties of the audit committee (the “Audit Committee”) of the board of directors of Canabo are set out in the Audit Committee’s Charter (the “Charter”), the text of which is set forth in Appendix A to this AIF.

Composition

The Audit Committee is composed of Messrs. Ian Klassen (Chair), Neil Smith and Alistair MacLennan. The board of directors of Canabo believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. The majority of the members of the Audit Committee have been determined by the board of directors of Canabo to be “independent” and “financially literate” as such terms are defined under Multilateral Instrument 52-110 Audit Committees of the CSA. The board has made these determinations based on the education, professional qualifications and breadth and depth of experience of each member of the Committee.

The following is a description of the education and experience of each member of the Audit Committee that is, in addition to such member’s general business experience, relevant to the performance of his responsibilities as a member of the Audit Committee.

Mr. Klassen is the President & Chief Executive Officer of Grand Portage Resources Ltd., President & Chief Executive Officer of GMV Minerals Inc. and President & Chief Executive Officer of eXeBlock Technology Corp.. Mr. Klassen has a B.A. (honours) from the University of Western Ontario and has been actively involved in financing and management of both private and public companies since 1996.

Mr. Smith is a physician and a member of the college of Physicians and Surgeons of Nova Scotia, as well as the Royal College of Physicians and Surgeons of Canada. He is a leading Otolaryngologist Head and Neck Surgeon working in the Halifax area. Dr. Smith is a Founder and Principal of a sleep apnea company with 14 clinic locations throughout Atlantic Canada. Dr. Smith obtained a B.Ed., B.Sc. and MD from Dalhousie University.

Mr. MacLennan is the Chairman of Helijet International Inc., which operates a fleet of helicopters throughout the Pacific Northwest. He is also a director of Grande Portage Resources Ltd. and a director of GMV Minerals Inc. since 2007.

Auditor’s Fees

The aggregate fees billed or anticipated for professional services rendered by Manning Elliott, LLP for the year ended October 31, 2016 and October 31, 2017:

	2016	2017

Total audit fees	$38,000	$38,000

Canabo Medical Inc.
Annual Information Form

13.0	ADDITIONAL INFORMATION

Canabo will provide, upon request to its Secretary at Suite 2008, 1969 Upper Water Street, Halifax, Nova Scotia, B3J 3R7, the following documents:

(i)	one copy of its Annual Information Form;
(ii)	one copy of its financial statements for the year ended October 31, 2016 and auditor’s report thereon;

Additional information is provided in Canabo’s consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2016 and for the nine months ended July 31, 2017.

Copies of Canabo’s above-noted and other disclosure documents may also be examined and/or obtained through the Internet by accessing Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com .

Canabo Medical Inc.
Annual Information Form

APPENDIX A

Canabo Medical Inc.
Audit Committee Charter

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

At least one member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

Canabo Medical Inc.
Annual Information Form

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company’s size and limited financial resources, the Company’s Chief Executive Officer and Chief Financial Officer are responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1

At this time, due to the Company’s size and limited financial resources, the Company’s Chief Executive Officer and Chief Financial Officer are responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

Canabo Medical Inc.
Annual Information Form

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Canabo Medical Inc.
Annual Information Form